Via EDGAR and Overnight Courier
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549-3561

Attention:	Mr. Larry Spirgel
Assistant Director
January 16, 2007

RE:	Deutsche Telekom AG
Form 20-F for the fiscal year ended December 31, 2005
File number: 1-14540
Filed March 14, 2006, as amended March 27, 2006
Dear Mr. Spirgel:
     We refer to the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) dated December 21, 2006 addressed to Mr. Kai Uwe Ricke, Chairman of the Management Board of Deutsche Telekom AG (the “Company”). On behalf of the Company, we have responded to the Staff’s comments as set forth below. Please note that we have reproduced the Staff’s comments, which appear in bold, and we have responded below each comment. Please also note that Mr. René Obermann was appointed Chief Executive Officer and Chairman of the Management Board of the Company effective November 13, 2006.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
January 16, 2007

Form 20-F/A#l
Financial Statements,
Mobile Communications F-24
1.	We note your response to comment 4. Tell us whether you believe that the sale of the handset is an integral part of your business, and therefore held as inventory. If held as inventory, tell us how you considered paragraph 9 of IAS 2 that requires inventories to be measured at the lower of cost or net realizable value. Unless it is concluded after carefully analysis and considering market condition and competitor price, that it is probable that an entity has the current ability to sell the handset at above cost, it is not clear to us why it would be appropriate to postpone the recognition of the loss until the date of the sale of the handset.
     We believe that the sale of handsets is an integral part of our business, and therefore handsets are held as inventory. We carry items of inventory at the lower of their net realizable value or cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Net realizable value refers to the net amount that we expect to realize from the sale of inventory in the ordinary course of business. Estimates of net realizable value are based on the most reliable evidence available at the time the estimates are made of the amount the inventories are expected to realize. These estimates take into consideration fluctuations of price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period (IAS 2.30). Estimates of net realizable value also take into consideration the purpose for which the inventory is held (IAS 2.31).
     The purpose for which we hold handsets in inventory is to either sell them separately to customers (end-customers and distributors or resellers), or sell them to end-customers as part of a multiple-element arrangement. If the handsets are sold separately to customers, they are usually sold above cost. As part of our strategy to acquire new customers and retain existing customers, we also subsidize handsets sold in connection with a service contract by listing the handset at a retail price below our acquisition cost, or by offering a special discount or rebate. We believe these subsidies serve to increase the length of time a customer remains with the Company, thus improving the Company’s long-term profitability. The direct costs for handsets are recognized as cost of sales when the products are delivered and accepted by the customer, for both separate sales of handsets and sales as part of multiple-element arrangements.
     We believe that recognizing the cost of handsets at the time of the sale of the handset is appropriate in both cases for the following reasons:
(1)	Handsets can be, and often are, sold for a profit. This is the case when we sell handsets separately to customers;

(2)	If the handsets are sold as part of a multiple-element arrangement (typically a handset and a one or two-year service contract), we use the handset subsidy as an incentive for the customer to enter into a service contract. Because the customer would not receive a subsidized handset without entering into a service contract, the service contract and the handset should be analyzed together. These contracts are structured to be profitable over their terms and as such there is no economic loss on the handset in these multiple-element arrangements. We believe that unless the total arrangement is expected to result in a loss, a write-down of inventory should not be recognized in advance of entering into the contract with the customer.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
January 16, 2007

     In some cases handsets are determined to be obsolete or slow moving. In order to liquidate this inventory, it is often sold at a deep discount or sold as a clearance item, without requiring a contract. These inventory items are immediately written down to the net realizable value, determined as the expected selling price less costs to sell.
     Thank you for your consideration of our response. Please call me at +49 228 181 87000 if you have any questions regarding the matters addressed in this letter or require any additional information.
Respectfully submitted,
/s/ Guido Kerkhoff
Guido Kerkhoff
Senior Executive Vice President
Group Accounting and Controlling

CC:	Ivette Leon (SEC — via overnight courier)
Joseph M. Kempf (SEC — via overnight courier)
René Obermann
Chief Executive Officer
Deutsche Telekom AG
Dr. Karl-Gerhard Eick
Chief Financial Officer
Deutsche Telekom AG
John Palenberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Hendrik Hollweg
Ernst & Young AG Wirtschaftspruefungsgesellschaft
Andreas Menke
PricewaterhouseCoopers Aktiengesellschaft Wirtschaftspruefungsgesellschaft